Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

ITURAN LOCATION AND CONTROL LTD.
PRESENTS RESULTS FOR THE FIRST QUARTER OF 2009

AZOUR, Israel – May 18, 2009 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the first quarter ended March 31, 2009.

Highlights of the Quarter
—	Strong year over year growth in net income
—	Improved year over year gross, Ebitda and net margins
—	A 10,000 net subscriber increase to a record of 521,000 as of March 31st, 2009

First quarter Results
Revenues for the first quarter of 2009 reached US$27.3 million. This is 17% below revenues of US$32.8 million in the first quarter of 2008. Since Ituran generates revenues in local currencies, but report financial results in US dollars, revenue levels were primarily affected by the strength of the US dollar versus the Brazilian Real, the Israeli shekel and the Argentinean pessos compared with the level in the first quarter of last year.

Operating profit for the first quarter of 2009 was US$5 million (18.4% of revenues) compared with an operating profit of US$6.3 million (19.1% of revenues) in the first quarter of 2008. Again, the operating profit was negatively affected by the increase in the value of the dollar against the other currencies in which Ituran operates.

EBITDA for the quarter was $7.7 million (28.1% of revenues) compared to an EBITDA of $8.5 million (25.9% of revenues) in the first quarter of last year.

A financial gain of US$4.2 million was recorded as a result of the strong 10% appreciation of the US dollar against the Israeli shekel during the quarter, compared with the prior quarter. This, as previously explained, is due to the fact that most of the Company’s cash is held in US dollars for strategic purposes, while Ituran’s functional currency in Israel is the Israeli Shekel. In the first quarter of 2008, Ituran had a financial expense of $4.4 million.

Net profit was US$5.6 million in the first quarter of 2009 (20.5% of revenues), compared with a a net profit of US$863 thousand (2.6% of revenues), as reported in the first quarter of 2008. Fully diluted EPS in the first quarter of 2009 was US$0.27, compared with fully diluted EPS of US$0.04 in the first quarter of 2008.

Cash flow from operations during the quarter generated US$7.7 million.

As of March 31st, 2009 the company had a net cash position (including marketable securities) of US$58 million compared with US$55.3 million on December 31st, 2008.

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Eyal Sheratzky, Co-CEO of Ituran said, “Our bottom line results again prove the defensive nature of our business demonstrated by continued strong margins. Our business in Brazil continues to perform well, remaining a stable growth engine for Ituran. This business has enabled us to continue to grow our subscriber base despite the global recession.”

“Our positive business performance in all market climates, capitalizes on our firmly established customer base through its recurring revenue stream and generation of cash. As we move through 2009, and even as the extent of the global downturn is becoming clearer, we expect to continue to grow in our subscriber base,” concluded Mr. Sheratzky.

Conference Call Information

The Company will also be hosting a conference call later today, May 18th, 2009 at 10:00am ET. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-888-723-3163
CANADA Dial-in Number: 1-866-958-6867
ISRAEL Dial-in Number: 03-918-0664
INTERNATIONAL Dial-in Number: +972-3-918-0664

At: 10:00am Eastern Time, 7:00am Pacific Time, 5:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website, at: http://www.ituran.com

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Certain statements in this press release are “forward-looking statements” within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates” or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 521,000 subscribers distributed globally. Established in 1995, Ituran has approximately 1200 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

Company Contact

Udi Mizrahi (udi_m@ituran.com)
VP Finance, Ituran
(Israel) +972 3 557 1348

International Investor Relations

Ehud Helft
Kenny Green
info@gkir.com
GK Investor Relations
(US) +1 646 201 9246

Investor Relations in Israel

Oded Ben Chorin (oded@km-ir.co.il)
KM Investor Relations
(Israel) +972 3 5167620

** FINANCIAL TABLES TO FOLLOW **

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Interim Financial Statements
as of March 31, 2009

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Interim Financial Statements
as of March 31, 2009

Table of Contents

Page

Consolidated Interim Financial Statements:

Balance Sheets	2 - 3

Statements of Income	4

Statements of Cash Flows	5

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED INTERIM BALANCE SHEETS

	US dollars
	March 31,	December 31,
(in thousands)	2009	2008

Current assets

Cash and cash equivalents	29,793	12,511
Cash deposit in escrow	13,023	12,998
Investments in trading marketable securities	15,548	30,159
Accounts receivable (net of allowance for doubtful accounts)	23,634	26,729
Other current assets	5,485	5,487
Inventories	11,981	11,659

	99,464	99,543

Long-term investments and debit balances

Investments in affiliated companies	163	180
Investments in other companies	73	80
Available for sale securities	3,285	2,988
Other current assets	1,286	1,139
Loan to former employee	558	558
Deposit	439	304
Deferred income taxes	6,502	6,544
Funds in respect of employee rights upon retirement	2,651	2,792

	14,957	14,585

Property and equipment, net	26,697	27,074

Intangible assets, net	5,918	6,967

Goodwill	8,871	9,730

Total assets	155,907	157,899

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED INTERIM BALANCE SHEETS

	US dollars
	March 31,	December 31,
(in thousands)	2009	2008

Current liabilities

Credit from banking institutions	404	320
Accounts payable	12,670	11,642
Deferred revenues	4,889	4,821
Other current liabilities	15,387	16,333

	33,350	33,116

Long-term liabilities

Liability for employee rights upon retirement	4,386	4,747
Deferred income taxes	1,268	1,463

	5,654	6,210

Minority interest	2,917	3,124

Capital Notes	5,894	5,894

Total shareholders' equity	108,092	109,555

Total liabilities and shareholders' equity	155,907	157,899

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED INTERIM STATEMENTS OF INCOME

	Three months period ended March 31 ,
(in thousands except per share data)	2009	2008

Revenues:
Location-based services	20,134	19,828
Wireless communications products	7,118	12,986

	27,252	32,814

Cost of revenues:
Location-based services	7,596	7,191
Wireless communications products	6,348	10,482

	13,944	17,673

Gross profit	13,308	15,141
Research and development expenses	90	106
Selling and marketing expenses	1,704	2,641
General and administrative expenses	6,511	6,082
Other (income) expenses, net	(10)	35

Operating income	5,013	6,277
Financing income (expenses),net	4,154	(4,371)

Income before taxes on income	9,167	1,906
Taxes on income	(3,362)	(781)

	5,805	1,125
Share in losses of affiliated companies, net	-	(16)
Minority interests in income of subsidiaries	(210)	(247)

Net income for the period	5,595	862

Earnings per share:
Basic	0.27	0.04

Diluted	0.27	0.04

Weighted average number of shares outstanding (in thousands):
Basic	20,968	22,107

Diluted	20,976	22,116

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

	US dollars
	Three months period ended March 31 ,
(in thousands)	2009	2008

Cash flows from operating activities
Net income for the period	5,595	862
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	2,637	2,219
Exchange differences on principal of deposit and loan, net	(51)	48
Exchange differences on principal of trading marketable securities	(1,888)	(43)
Increase in liability for employee rights upon retirement	77	111
Share in losses of affiliated companies, net	-	16
Deferred income taxes	(315)	(579)
Capital loses (gains) on sale of property and equipment, net	(10)	33
Minority interests in profits of subsidiaries, net	210	247
Increase in accounts receivable	(246)	(3,633)
Decrease (increase) in other current assets	224	(199)
Increase in inventories	(1,397)	(946)
Increase in accounts payable	2,101	1,953
Increase in deferred revenues	512	311
Increase in other current liabilities	237	1,393

Net cash provided by operating activities	7,686	1,793

Cash flows from investing activities
Increase in funds in respect of employee rights upon retirement, net of
withdrawals	(116)	(67)
Capital expenditures	(2,491)	(2,751)
Proceeds from sale of property and equipment	26	132
Deposit	(163)	-
Investment in trading marketable securities	(15,497)	(1,673)
Sale of marketable securities	30,100	1,652
Proceeds from sale of subsidiary	-	58,720

Net cash provided by investment activities	11,859	56,013

Cash flows from financing activities
Short-term credit from banking institutions, net	113	10,817
Purchase of shares from treasury	-	(13,212)

Net cash provided by (used in) financing activities	113	(2,395)

Effect of exchange rate changes on cash and cash equivalents	(2,351)	2,364

Net increase in cash and cash equivalents	17,307	57,775
Balance of cash and cash equivalents at beginning of period	25,509	28,669

Balance of cash and cash equivalents at end of period	42,816	86,444